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October 8, 2009
BY EDGAR
Amit Pande
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Shinhan Financial Group Co., Ltd. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed June 30, 2009 File Number: 001-31798
Dear Mr. Pande:
     We are writing on behalf of our client, Shinhan Financial Group Co., Ltd. (the “Group”), in response to your letter, dated August 27, 2009, containing the following comments of the Staff of the Securities and Exchange Commission with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”) filed by the Group on June 30, 2009 (file number: 001-31798).
     The responses of the Group to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.
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Simpson Thacher & Bartlett llp

Securities and Exchange Commission	- 2 -	October 8, 2009
Form 20-F for the Fiscal Year Ended December 31, 2008
Financial Statements, page F-4
Note 8 — Loans, page F-36
1.	On page F-37 we note the significant increase in the amount of your impaired loans as of December 31, 2008 as compared to the preceding year. We also note that only a small portion of these loans comprises smaller balance homogenous loans collectively evaluated for impairment. Considering your accounting policy disclosure on page F-15 that your measurement of the impairment of a loan is based on the present value of future expected cash flows or the fair value of the collateral for collateral dependent loans please address the following:
•	Please tell us what portion of your impaired loans are evaluated for impairment based on the fair value of the collateral.

In response to the Staff’s comment, the Group advises that, as of December 31, 2008, ~~W~~780,964 million, or 35.9%, of its total impaired loans were evaluated for impairment based on the fair value of the collateral, and that such loans comprise 0.46% of the Group’s total loans as of the same date.

•	Please tell us why the table on page F-69 displaying the items measured at fair value on a nonrecurring basis does not include impaired loans. Refer to paragraph 33 of SFAS 157.

In response to the Staff’s comment, the Group advises that it inadvertently omitted the referenced information on page F-69 and undertakes to include in its future filings information related to impaired collateral dependent loans in accordance with paragraph 33 of SFAS 157 and as further described in this letter.

•	In the event you have impaired loans which are evaluated for impairment based on the fair value of the collateral, please tell us and revise future filings to provide an enhanced discussion of your procedures for determining the fair value, including the use of external appraisals, the frequency of the appraisals, and how this impacts the amount and timing of your periodic loan provisions and charge-offs.

In response to the Staff’s comment, the Group advises that the fair value of the collateral underlying impaired collateral dependent loans (namely, loans for which repayment is expected to be provided solely by the proceeds from the sale of the underlying collateral) is determined as the present value of the estimated realizable value of the collateral at the expected time of the sale of such collateral. The procedures undertaken by the Group to arrive at such value is as follows:

Simpson Thacher & Bartlett llp

Securities and Exchange Commission	- 3 -	October 8, 2009
Once a collateralized loan is classified as a collateral dependent loan, the Group petitions a court in Korea for foreclosure and sale of the collateral. Such petition is generally made within one month after default and within four months after delinquency. Following such petition, the court in charge of the foreclosure proceeding appoints an outside independent appraiser to perform a valuation of the collateral and publish a valuation report, which is made publicly available typically three to four months after the commencement of the proceeding. Upon completion of the sale of the collateral through a court-supervised auction as part of such proceeding, the court also publishes the results of the auction, including the sale price of the collateral. Depending on the nature of the collateral, foreclosure proceedings in Korea typically take seven months to one year from initiation to collection of the proceeds from the auction.

Once the valuation report of the court-appointed appraiser becomes publicly available, the Group computes the present value of the appraisal value indicated in such report. The present value so computed comprises the fair value of the collateral until the collateral is sold as part of the foreclosure proceeding and the realized value of the collateral is known through court publication. Until the publication of the valuation report by the court-appointed appraiser, the Group deems the fair value of the collateral for financial reporting purposes to be the value of such collateral as determined by outside independent appraisers at the time that the subject loan was initially approved, as adjusted for the effect of the passage of time and current market circumstances that may impact the value of such collateral. The value of such collateral is annually adjusted for current market circumstances based on internal valuations of such collateral by the Group’s contract employees consisting of professional appraisers who closely monitor the market conditions for such collateral and compile a valuation report thereon on an annual basis.

Based on the fair value of the collateral as determined in accordance with the foregoing procedures, the Group makes, as of the end of the fiscal year, additional allowance for loan losses, in an amount equal to the excess of the carrying amount of the subject loan over the fair value of the collateral. As of the end of the fiscal quarter during which the collateral is sold and its sale price becomes known through court publication, the Group charges off the excess of the book value of the subject loan over the amount received or to be received from the sale of the collateral.

Some of the foregoing discussion is currently disclosed in parts of the 2008 Form 20-F. See, for example, pages 67, 75, 140 and F-15. For purposes of enhanced disclosure, the Group undertakes to add in its future filings a summary of the foregoing discussion to the following effect as indicated below, with additions underlined:

Simpson Thacher & Bartlett llp

Securities and Exchange Commission	- 4 -	October 8, 2009
Page 67 of the 2008 Form 20-F

“— Loans individually identified for review and considered impaired

[in the second paragraph under the heading]

Alternatively, for impaired loans that are considered collateral dependent, the amount of impairment is determined by reference to the fair value of the collateral which is based on the present value of the appraisal value as indicated in third party valuation reports. We consider the reliability and timing of appraisals and determine the reasonableness of fair value estimates, taking into account the time to value the collateral and current market conditions. After the fair value of collateral is determined, an impairment charge is established as specific loan loss allowances for an amount equal to the excess of the carrying amount of the subject loan over the fair value of the collateral.

For more details regarding determination of the fair value of collateral for collateral dependent loans, see “Item 5. Operating Results — Critical Accounting Policies” and Note 28 to our consolidated financial statements.”

Page 75 of the 2008 Form 20-F

“U.S. GAAP Financial Statement Presentation

Our U.S. GAAP financial statements include as charges-offs all unsecured retail loans, including credit cards, which are overdue for more than six months. Leases are charged-off when past due for more than twelve months. For collateral dependent loans, we charge off the excess of the book value of the subject loan over the amount received or to be received from the sale of the underlying collateral when the collateral is sold as part of a foreclosure proceeding and its sale price becomes known through court publication as part of such proceeding.”

Pages 141 and 142 of the 2008 Form 20-F

“Fair Value of Financial Instruments

[in the second paragraph under the heading]

We adopted SFAS No. 157, Fair Value Measurements (SFAS 157) effective January 1, 2008. SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a three-level fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. We determine the fair value of the financial instruments that are recognized or disclosed at fair value in the financial statements, whether on a recurring or non-recurring basis, in accordance with SFAS 157. We will not adopt certain provisions of this statement related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis until January 1, 2009.

[the following to be added at the end of the section]

Simpson Thacher & Bartlett llp

Securities and Exchange Commission	- 5 -	October 8, 2009
For collateral dependent loans, impairment is measured based on the fair value of the collateral underlying the subject loan. When the carrying amount of the subject loan is higher than the fair value of the collateral, the carrying amount is written down to the fair value of the collateral and the fair value disclosure requirements of SFAS 157 apply to the subject loan. The fair value of the collateral is determined as the present value of the estimated realizable value of the collateral at the expected time of the sale of such collateral. Once the valuation report of the court-appointed appraiser becomes publicly available as part of a foreclosure proceeding, we use the appraisal value for the collateral indicated in such report as the estimated realizable value of the collateral. However, until such publication, we use the valuation amount for the collateral as determined by outside independent appraisers at the time that the subject loan was initially approved, with adjustments made for the change in value from the effect of time passage and current market circumstances that may impact the value of the collateral.

Since there is no secondary market where collateral dependent loans are actively traded, they are measured for impairment based on the fair value of the underlying collateral. While outside appraisers (whether court-appointed or in connection with the initial approval of the subject loan) consider observable inputs such as the sale prices of assets similar to such collateral, additional adjustments based on unobservable inputs are warranted in the valuation of collateral subject to a court-supervised foreclosure proceeding since the auction from such proceeding tends to result in a sale price less than that obtainable from a sale transaction conducted in the ordinary course of business. This use of unobservable inputs makes it necessary to classify collateral dependent loans as Level 3.”

Page F-66

“Note 28 — Fair Value Measurements

[the following to be added at the end of the subsection under the heading “Derivative assets and liabilities”]

Collateral dependent loans: For collateral dependent loans, impairment is measured based on the fair value of the collateral underlying the subject loan. When the carrying amount of the subject loan is higher than the fair value of the collateral, the carrying amount is written down to the fair value of the collateral in accordance with the fair value disclosure requirements of SFAS 157. The fair value of the collateral is determined as the present value of the estimated realizable value of the collateral at the expected time of the sale of such collateral. Once the valuation report of the court-appointed appraiser becomes publicly available as part of a foreclosure proceeding, we use the appraisal value for the collateral indicated in such report as the estimated realizable value of the collateral. However, until such publication, we use the valuation amount for the collateral as determined by outside independent appraisers at the time that the subject loan was initially approved, with adjustments made for the change in value from the effect of time passage and current market circumstances that may impact the value of the collateral.

Simpson Thacher & Bartlett llp

Securities and Exchange Commission	- 6 -	October 8, 2009
Since there is no secondary market where collateral dependent loans are actively traded, they are measured for impairment based on the fair value of the underlying collateral. While outside appraisers (whether court-appointed or in connection with the initial approval of the subject loan) consider observable inputs such as the sale prices of assets similar to such collateral, additional adjustments based on unobservable inputs are warranted in the valuation of collateral subject to a court-supervised foreclosure proceeding since the auction from such proceeding tends to result in a sale price less than that obtainable from a sale transaction conducted in the ordinary course of business. This use of unobservable inputs makes it necessary to classify collateral dependent loans as Level 3.”

Page F-69

“Items measured at fair value on a nonrecurring basis

The following table presents collateral dependent loans and other assets of which balances at December 31, 2008 are measured at fair value on a non-recurring basis based on the SFAS 157 valuation hierarchy.

							Impairment
(in millions of Won)	Level I		Level II		Level III		Loss
Loans(1)	~~W~~	—	~~W~~	—	~~W~~	438,011	~~W~~	342,953
Other assets — other investments	~~W~~	67,201	~~W~~	—	~~W~~	17,755	~~W~~	33,206

(1)	Represents carrying values net of allowances and cumulative impairment charges of related impaired loans which are collateral dependent and are evaluated based on the fair value of the underlying collateral. The fair value of the collateral for such impaired loans is based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral, which inputs are deemed to be unobservable. We accordingly classify collateral dependent loans as Level 3.
The Group recorded goodwill impairment charges of ~~W~~128,394 million at December 31, 2008, as determined based on Level 3 inputs. See Note 10 for additional information on goodwill impairment.”
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As requested by the Staff, the Group also makes the following acknowledgments:

•	The Group is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission	- 7 -	October 8, 2009
•	The Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please contact me at Simpson Thacher & Bartlett LLP (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 011-852-2514-7665 and fax number 212-455-2502), if we can be of any further assistance to the Staff.
     In addition, please address any additional comment letters or inquiries that the Staff may have to the attention of Mr. Buhmsoo Choi, the Chief Financial Officer of the Group (Tel: 82-2-6360-3072 and Fax: 82-2-6360-3071), with copy to myself at the contact information provided above.
     Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and faxing it to my attention at (212) 455-2502.
     Thank you in advance for your cooperation in connection with this matter.
Very truly yours,
/s/ Jin Hyuk Park
Jin Hyuk Park
cc:	David Lyon, Senior Attorney, Division of Corporate Finance, Securities and Exchange Commission

Shinhan Financial Group (Buhmsoo Choi, Chief Financial Officer, and Sung Hun Yu, Head of the Investor Relations Team)